SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  9 January 2012

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR-1

Voting rights attached to shares- Article 12(1) of directive 2004/109/EC
Financial instruments - Article 11(3) of the Commission Directive 2007/14/EC

1.         Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: The Governor and Company of the Bank of Ireland

2.         Reason for the notification (please tick the appropriate box or boxes):

[ x]     an acquisition or disposal of voting rights

[ ]      an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

[ ]      an event changing the breakdown of voting rights

3.	Full name of person(s) subject to the notification obligation:
            Friedberg Global Macro Hedge Fund Limited Partnership.

4.         Full name of shareholder(s) (if different from 3.):
• Friedberg Global Macro Hedge Fund Ltd
• Friedberg Global Macro Hedge Fund Limited Partnership
• Friedberg Global Asset Allocation Fund Ltd
• Friedberg Asset Allocation Fund Limited Partnership
• Pan Atlantic Bank and Trust Ltd

5.	Date of the transaction and date on which the threshold is crossed or reached: 5 January 2012

6.         Date on which issuer notified: 9 January 2012

7.         Threshold(s) that is/are crossed or reached:
            The 3% threshold has now been crossed (3.0278%)

8.         Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary - ISIN IE0030606259	900,530,577	2.9886%	912,346,577	912,346,577	NIL	3.0278%	NIL

SUBTOTAL A (based on aggregate voting rights)	900,530,577	2.9886%	912,346,577	912,346,577		3.0278%

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
NIL	NIL	NIL	NIL	NIL

		SUBTOTAL B (in relation to all expiration dates)	NIL	NIL

Total (A+B)	number of voting rights	% of voting rights
	912,346,577	3.0278%

9.         Chain of controlled undertakings through which the voting rights and/or the financial instrumentsare effectively held, if applicable:
• Friedberg Global Macro Hedge Fund Ltd 1.2960%
• Friedberg Global Macro Hedge Fund Limited Partnership 0.3877%
• Friedberg Global Asset Allocation Fund Ltd 0.1361%
• Friedberg Asset Allocation Fund Limited Partnership 0.0796%
• Pan Atlantic Bank and Trust Ltd 1.1283%

10.       In case of proxy voting: N/A
11.       Additional information:  N/A

Done at Dublin on 9 January 2012

Contact: Helen Nolan, Group Secretary
Telephone +353 76 6234710

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  9 January 2012